Exhibit 4.3

Deutsche Bank
Aktiengesellschaft

Date:	June 24, 2005

To:	Orbimage Holdings Inc.

Attention:	Swaps Documentation Department
Facsimile no.:	1 703 480 7544

Our Reference:	Global No. N397243N/N397122N

Re:	Interest Rate Swap Transaction
Ladies and Gentlemen:
The purpose of this letter agreement is to set forth the terms and conditions of the Transaction entered into between Deutsche Bank AG (“DB AG”) and Orbimage Holdings Inc. (“Counterparty”) on the Trade Date specified below (the “Transaction”). This letter agreement constitutes a “Confirmation” as referred to in the Agreement specified below.
The definitions and provisions contained in the 2000 ISDA Definitions (the “Definitions”) as published by the International Swaps and Derivatives Association, Inc. are incorporated by reference herein. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.
For the purpose of this Confirmation, all references in the Definitions or the Agreement to a “Swap Transaction” shall be deemed to be references to this Transaction.
1.	This Confirmation evidences a complete and binding agreement between you and us as to the terms of the Transaction to which this Confirmation relates. This Confirmation, together with all other documents referring to the ISDA Form (as defined below) (each a “Confirmation”) and confirming transactions (each a “Transaction”) entered into between us (notwithstanding anything to the contrary in a Confirmation) shall supplement, form part of, and be subject to an agreement in the form of a 1992 ISDA Master Agreement (Multicurrency-Cross Border) (New York law version) (the “ISDA Form”) as if we had both executed an agreement in such form on the Trade Date of the first such Transaction between us (the “Agreement”) (A) with the Schedule thereto (i) specifying that (a) the governing law is the laws of the State of New York without reference to choice of law doctrine and (b) the Termination Currency is U.S. Dollars; (ii) incorporating the amendment to the definition of “lndemnifiable Tax” contained in (page 48 of) the “User’s Guide to the 1992 ISDA Master Agreements”; and (iii) amending Section 13(b) of the ISDA Form by (x) deleting in the second line of subparagraph (i) thereof the word “non-” and (y) deleting the final paragraph thereof; and (B) with any other modifications or additions to the ISDA Form set forth below. All provisions contained or incorporated by reference in that agreement will govern this Confirmation and in the event of any inconsistency between the terms of this Confirmation and the terms of that agreement, this Confirmation will prevail for the purposes of this Transaction.

2.	The terms of the particular Transaction to which this Confirmation relates are as follows:-

Notional Amount:	Initially, $250,000,000, provided, that if the
outstanding Note balance is reduced for any reason

(other than pursuant to an event of default under the Indenture), then either Counterparty shall notify DBAG, in writing of such reduction, or DBAG shall notify Counterparty, in writing of such reduction. Upon receipt of notice, either party has the option to reduce the outstanding
Notional Amount proportionally to reflect such new Note balance on the third Business Day following such notice. Upon such election of reduction by either party, the Calculation Agent shall determine on the third Business Day following receipt of such notification the termination payment payable by one party to the other party hereto as the amount that would be payable in accordance with Section
6(e) (ii) of the Agreement as if such reduction was a Terminated Transaction with a hypothetical
Notional Amount equal to the reduction and otherwise having the same terms as this Transaction, the third Business Day following receipt of such notification was the Early Termination Date and
Counterparty was the sole Affected Party. The termination amount payable by one party to the other party hereto shall be paid on the fifth Business Day following receipt of such notification.

Trade Date:	June 22, 2005

Effective Date:	June 29, 2005

Termination Date:	July 1, 200S

Fixed Amounts:

Fixed Rate Payer:	Counterparty

Fixed Rate Payer
Payment Dates:	The 1st day of January and July of each year,
commencing January 1, 2006, through and including the
Termination Date, subject to no adjustment

Fixed Rate:	4.25%

Fixed Rate Day	30/360
Count Fraction:

Floating Amounts:

Floating Rate Payer:	DBAG

Floating Rate Payer
Payment Dates:	The 1st day of January and July of each year,
commencing January 1, 2006, through and including
the Termination Date, subject to no adjustment

Floating Rate for initial
Calculation/Compounding Period:	To be determined

Floating Rate Option:	the greater of 3.00% or LIBOR-BBA

Designated Maturity:	6 months

Spread:	None

Floating Rate Day Count Fraction:	30/360

Reset Dates:	The first Business Day in each Calculation Period or
Compounding Period, if Compounding is applicable.

Compounding:	Inapplicable

Business Days:	New York
3. Additional Termination Events: The following shall be Additional Termination Events with Counterparty as the sole Affected Party:
(i) if Counterparty does not, on or before June 29, 2005, issue $250,000,000 senior floating rate notes due 2012, pursuant to an indenture to be executed in connection therewith, with Counterparty as issuer, and the Bank of New York, as trustee, substantially on the terms of the draft indenture dated June  , 2005 (the “Indenture”);
(ii) if DBAG is not, on or before July 7, 2005, secured equally and ratably with the note holders under the security agreement to be entered into pursuant to the Indenture, substantially in the form of the draft dated June 21, 2005 (the “Security Agreement”), provided that such secured interest in favor of DBAG shall be limited to $10,000,000. The Security Agreement shall also be a Credit Support Document for the purposes of the Agreement;
(iii) if DBAG is not the beneficiary of any guarantee issued in favor of the note holders;
(iv) if any collateral under the Security Agreement is released at any time, unless DBAG shall have consented in writing prior to such release (such consent not to be unreasonably withheld), provided such release does not have a material adverse affect on DBAG (as determined by DBAG in its sole discretion); provided further that a release of collateral permitted under Section 10.01 of the Indenture shall be permitted without DBAG’s consent and shall not be an Additional Termination Event hereunder;
(v) the occurrence of (x) any default in the payment of interst, principal or premium under the Notes (after the expiration of any applicable grace period) or (y) (ii) any default, event of default or other similar condition or event under the Indenture or the Security Agreement which has resulted in the Notes being declared due and payable prior to the time it would otherwise have been due and payable under the terms therof;
(vi) if and provision of the Indenture with respect to collateral, or any application of proceeds thereof, or any provision of Security Agreement is amended without the consent of DBAG (which consent shall not be unreasonably withheld) provided that such amendment has a material adverse affect on the rights of DBAG.
Default Rate: Subsection (b) of the definition of Applicable Rate in Section 14 of the Agreement shall be amended by adding the following to the end thereof:

“provided that the Applicable Rate with respect to any amount owed to DBAG under Section 6(e)(ii) where Counterparty is the Defaulting Party or Affected Party shall be at a rate per annum equal to the cost (without proof or evidence of any actual cost) to DBAG (as certified by it) if it were to fund or of funding the relevant amount plus 9.5% per annum.”
(vii) Set-off. Section 6 of this Agreement is amended by the addition of the following Section 6(f):
"(f) Upon the designation of any Early Termination Date, the party that is not the Defaulting Party or Affected Party (“X”) may, without prior notice to the Defaulting or Affected Party (“Y”), set off any sum or obligation (whether or not arising under this Agreement, whether matured or unmatured, whether or not contingent and irrespective of the currency, place of payment or booking office of the sum or obligation) owed by Y to X or any Affiliate of X (the “X Set Off Amount”) against any sum or obligation (whether or not arising under this Agreement, whether matured or unmatured, whether or not contingent and irrespective of the currency, place of payment or booking office of the sum or obligation) owed by X or any Affiliate of X to Y (the “Y Set Off Amount”). X will give notice to the other party of any set off effected under this Section 6(f).
For this purpose, either the X Set Off Amount or the Y Set Off Amount (or the relevant portion of such set off amounts) may be converted by X into the currency in which the other set off amount is denominated at the rate of exchange at which X would be able, acting in a reasonable manner and in good faith, to purchase the relevant amount of such currency.
If a sum or obligation is unascertained, X may in good faith estimate that obligation and set-off in respect of the estimate, subject to the relevant party accounting to the other when the obligation is ascertained.
Nothing in this Section 6(f) shall be effective to create a charge or other security interest. This Section 6(f) shall be without prejudice and in addition to any right of set-off, combination of accounts, lien or other rights to which any party is at any time otherwise entitled (whether by operation of law, contract or otherwise).”
4. Account Details:

Account Details for DBAG:

USD DBAG Payment Instructions:
Account With:
SWIFT Code:
Favor Of:
Account Number:

Account Details for Counterparty:
PLEASE PROVIDE AT YOUR EARLIEST CONVENIENCE
5. Offices:
     The Office of DBAG for this Transaction is New York.
     The Office of Counterparty for this Transaction is Dulles.
6. Calculation Agent:                    DBAG

7. Representations
Counterparty, if it is a nonresident alien individual, foreign corporation, foreign partnership, foreign trust, or foreign estate, represents that it is a foreign person for purposes of US Treasury regulations relating to information reporting and backup withholding.
Each party will be deemed to represent to the other party on the date on which it enters into this Transaction that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for this Transaction):-
(i) Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction; it being understood that information and explanations related to the terms and conditions of this Transaction shall not be considered investment advice or a recommendation to enter into this Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.
(ii) Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Transaction. It is also capable of assuming, and assumes, the risks of this Transaction.
(iii) Status of Parties. The other party is not acting as a fiduciary for, or an adviser to it in respect of this Transaction.

8. Please confirm that the foregoing correctly sets forth the terms of our agreement by having an authorized officer sign this Confirmation and return it via facsimile or e-mail to:
     Attention: Derivative Documentation
     Telephone: 44 20 7547 4755
     Facsimile: 44 20 7545 9761
     E-mail: Derivative.Documentation@db.com
This message will be the only form of Confirmation dispatched by us. If you wish to exchange hard copy forms of this Confirmation, please contact us.
Yours sincerely,
Deutsche Bank AG
  By: /s/ Gaby Bolton
  Name: Gaby Bolton
  Authorized Signatory
  By: /s/ Jamie Hunt
  Name: Jamie Hunt
  Authorized Signatory
Confirmed as of the date first written above:
Orbimage Inc (main)

By:	/s/ William Lee Warren

Name:	William Lee Warren

Title:	Vice President, General Counsel and Secretary